UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NanoSensors, Inc.
File No 000-51007 - CF#21748

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NanoSensors, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on February 28, 2008.

Based on representations by NanoSensors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.16   through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel